

August 25, 2025

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626

Re: Bolt Projects Holdings, Inc.
Registration Statement of Form S-1
Filed August 22, 2025
File No. 333-289821

Dear Daniel Widmaier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Drew Capurro